BC FORM 51-102F3
Material Change Report

Item 1.

Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9
Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

September 10, 2008

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

September 10, 2008

The press release relating to this material change was distributed and filed by Marketnews Publishing, Inc. and Stockwatch on September 10, 2008.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that the Board of Directors of Linux Gold Corp. ("Linux” or the “Company") concluded in consultation with Linux's independent auditors Smythe Ratcliffe LLP ("Smythe Ratcliffe"), that Linux's audited financial statements for its 2007 fiscal year, should no longer be relied upon due to misrepresentations contained in those financial statements and that those financial statements should be restated. These misrepresentations were related to the manner in which stock based compensation was accounted for. During the 2007 fiscal year, the Company had incorrectly recorded stock-based compensation expense for stock options as if they had vested in full upon granting. The terms of certain stock options granted during the 2007 fiscal year provide for vesting based upon a graduated schedule. Accordingly, the Company has retroactively corrected the amount of stock-based compensation recognized during the 2007 fiscal year to correspond to the vesting terms, resulting in a $327,687 decrease in net loss.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8.

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.

John G. Robertson
President
(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 19th  day of  September  , 2008.

LINUX GOLD CORP.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

LINUX GOLD CORP.

#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E

Linux Gold Corp.

(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. ANNOUNCES RESTATEMENT OF FINANCIAL STATEMENTS

For Immediate Release: September 10, 2008, Vancouver, BC – Linux Gold Corp. (LNXGF - OTCBB) the Board of Directors of Linux Gold Corp. ("Linux” or the “Company") concluded in consultation with Linux's independent auditors Smythe Ratcliffe LLP ("Smythe Ratcliffe"), that Linux's audited financial statements for its 2007 fiscal year, should no longer be relied upon due to misrepresentations contained in those financial statements and that those financial statements should be restated.

These misrepresentations were related to the manner in which stock based compensation was accounted for.

During the 2007 fiscal year, the Company had incorrectly recorded stock-based compensation expense for stock options as if they had vested in full upon granting. The terms of certain stock options granted during the 2007 fiscal year provide for vesting based upon a graduated schedule. Accordingly, the Company has retroactively corrected the amount of stock-based compensation recognized during the 2007 fiscal year to correspond to the vesting terms, resulting in a $327,687 decrease in net loss.

This change to stock based compensation was correctly disclosed in our financial statements for the fiscal year ended February 29, 2008, as filed with the SEC as part of the Company’s Form 20-F, on September 2, 2008.  However, the Company’s audited financial statements for the fiscal years ended February 29, 2008 and February 28, 2007 were previously filed in Canada on SEDAR on July 2, 2008, as required under National Instrument 51-102 Continuous Disclosure Obligations, and were also included in our Form 6-K filed with the SEC on August 15, 2008 are incorrect.

The Company has filed the restated audited financial statements for the fiscal years ended February 29, 2008 and February 28, 2007, and an amended Management Discussion and Analysis for the periods above, with Canadian regulators.

ABOUT LINUX GOLD CORP:

Linux Gold Corp. is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Alaska. Linux Gold Corp. owns 284 State of Alaska mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned a 50% interest in the Fish Creek claims to Teryl Resources Corp. (TRC-V), retaining a 5% net smelter return or may convert into a 25% working interest

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Contact:

John Robertson

800-665-4616

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Linux, and changes in how they are interpreted and enforced,  delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions,  increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov.  Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.